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                                                    EXHBIT 16




                             UNITED STATES DISTRICT COURT
                         FOR THE EASTERN DISTRICT OF NEW YORK

THE LOEWEN GROUP INC.                                  )
4126 Norland Avenue                                    )
Burnaby British Columbia                               )
V5G 3S8,                                               )    Civil Action No.:
                                                       )
and                                                    )
                                                       )
LOEWEN GROUP INTERNATIONAL, INC.                       )
50 East River Center Boulevard                         )
Covington, Kentucky  41011,                            )
                                                       )
and                                                    )    VERIFIED COMPLAINT
                                                       )
RIDGE CHAPELS, INC.                                    )
405 91st Street                                        )
Brooklyn, New York  11209                              )
                                                       )
     Plaintiffs,                                      )
                                                       )
v.                                                     )
                                                       )
SERVICE CORPORATION INTERNATIONAL, INC.                )
1929 Allen Parkway                                     )
Houston, Texas  77019,                                 )
                                                       )
and                                                    )
                                                       )
EQUITY CORPORATION INTERNATIONAL, INC.                 )
415 South First Street                                 )
Suite 210                                              )
Lufkin, Texas  75901                                   )
                                                       )
and                                                    )
                                                       )
NEW SERVICE CORPORATION INTERNATIONAL, INC.,           )
c/o its Statutory Agent                                )
Corporation Trust Company                              )
1209 Orange Street                                     )
Wilmington, DE  19801                                  )
                                                       )
    Defendants.                                       )

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         Plaintiffs The Loewen Group Inc. ("TLGI"), Loewen Group International,
Inc. ("LGII") and Ridge Chapels, Inc. ("Ridge") complain against defendants Service Corporation International, Inc. ("SCI") and Equity Corporation International, Inc. ("ECI"), as follows:

                                    JURISDICTION

         1. This action is brought to enjoin violations of, and obtain relief under, Sections 4, 12 and 16 of the Clayton Act, 15 U.S.C. Sections 15, 22 and 26, to prevent and restrain violations by SCI of Section 7 of that Act, 15 U.S.C. Section 18, and to prevent and restrain violations by SCI and ECI of
Section 1 of the Sherman Act, 15 U.S.C. Section 1. Jurisdiction is based upon 28 U.S.C. Section 1331 and 28 U.S.C. Section 1337(a). Venue is proper in this district under 15 U.S.C. Section 22 and 28 U.S.C. Section 1391(b).

                                    THE PLAINTIFFS

         2. Plaintiff TLGI is a corporation that is incorporated under the laws of the province of British Columbia, Canada, with its principal place of business located at 4126 Norland Avenue, Burnaby, British Columbia.

         3. Plaintiff LGII is a corporation that is incorporated under the laws of the State of Delaware, with its principal place of business located at 50 East River Center Boulevard, Covington, Kentucky 41011. TLGI owns 90% of the stock of LGII.

         4. TLGI, through entities owned directly or indirectly by its subsidiary LGII (together, "TLGI/LGII"), as of September 20, 1996, owned and operated more than 814 funeral homes, and 265 cemeteries in the United States. TLGI/LGII is the second largest owner and operator of funeral homes, cemeteries and crematoria in the United States. LGII also owns approximately 23% of the voting securities of Prime Succession, Inc. ("Prime"), which, as of September 30, 1996, owned 146 funeral homes and 16 cemeteries in


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the United States.  LGII has the contractual right to acquire the remainder of
Prime's outstanding voting securities in approximately four years.

         5. LGII, through subsidiary corporations, owns and operates 12 funeral homes and one cemetery in this judicial district.

         6. Plaintiff Ridge is a corporation that is incorporated under the laws of the State of New York, with its principal place of business located at 405 91st Street, Brooklyn, New York 11209. LGII owns all of the stock of Ridge. Ridge owns and operates a funeral home at that location.

                DEFENDANTS SERVICE CORPORATION INTERNATIONAL, INC. AND
                     NEW SERVICE CORPORATION INTERNATIONAL, INC.

         7. Defendant SCI is a corporation that is incorporated under the laws of the State of Texas, with its principal place of business located at 1929 Allen Parkway, Houston, Texas 77019.

         8. Defendant New Service Corporation International, Inc. ("New SCI") is a wholly owned subsidiary of SCI, incorporated under the laws of the State of Delaware. SCI incorporated New SCI on September 30, 1996. No principal place of business has yet been established for New SCI.

         9.   On information and belief, SCI, or its subsidiaries as of July
30, 1996, owned and operated 2,832 funeral homes, 331 cemeteries and 146 crematoria throughout the world. SCI is the largest owner and operator of funeral homes, cemeteries and crematoria in the United States, owning and operating approximately 920 funeral homes and 300 cemeteries in this country. SCI described itself in its 1995 Annual Report as "the world's largest death care provider" and "the acknowledged leader" of the industry, indicating that it


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"expands by acquiring existing funeral homes and cemeteries" and that fiscal
1995 marked "the most dramatic expansion . . . in its history."

         10. SCI operates a global network of funeral homes, cemeteries and crematoria, including approximately 20 funeral homes in this judicial district. SCI directs all relevant activities of its death care subsidiaries and operates its death care subsidiaries, including those in this district, as part of an overall enterprise. As SCI states in its 1995 Annual Report, SCI supplements the local efforts of its operating companies "by maintaining a support staff of specialists at its Houston headquarters . . . in the areas of demographics, marketing and advertising; legal matters, including regulatory compliance and governmental affairs; plus training, construction and public relations." SCI is transacting business in this district and is found in this district through the direction and operation of its death care subsidiaries located in this district. SCI is also directing its exchange offer, as described below, to residents of this district.

         11. SCI is currently subject to at least three Federal Trade Commission ("FTC") consent orders, pursuant to which SCI is prohibited for periods of time extending into the next century from acquiring funeral home operations in specified markets in at least Georgia, Tennessee, Arkansas and California.

                  DEFENDANT EQUITY CORPORATION INTERNATIONAL, INC.

         12. Defendant ECI is a corporation that is organized under the laws of the State of Delaware, with its principal place of business located at 415 South First Street, Suite 210, Lufkin, Texas 75901. According to published reports, ECI owns and operates 163 funeral homes and 62 cemeteries in 23 states. ECI is the fourth largest publicly-traded death care company in this country.


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         13. Although holding themselves out as independent competitors, SCI and ECI have very close relationships, and have engaged in conduct from which joint rather than independent action may be inferred. This conduct includes, INTER ALIA, the following:

              a. SCI, in cooperation with an individual named James P. Hunter, III, organized ECI in 1990, by spinning off the assets of an SCI division that consisted at the time of 71 funeral homes and three cemeteries.

              b. Hunter was an employee of SCI at the time of the spin-off, and headed the division that held the assets that were spun off to ECI.

              c. On information and belief, SCI currently owns approximately 40% of the voting securities of SCI.

              d. On information and belief, a director of SCI, T. Craig Benson, is also a director of ECI.

              e. Thomas R. McDade, who, on information and belief, is a director of ECI, has appeared as counsel of record for SCI in the lawsuit filed in the U.S District Court for the Southern District of Texas by SCI against TLGI and LGII relating to the takeover attempt that is the subject of this lawsuit, and, on information and belief, is regular counsel to SCI.

              f. Many of the other officers and directors of ECI have prior employment relationships, or other strong ties with ECI.

              g. SCI has used ECI as a repository for many of the funeral homes and cemeteries that the FTC has required SCI to divest under the consent orders described above, and now operates those funeral homes and cemeteries in markets in which SCI also operates funeral homes and/or cemeteries.


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              h. SCI and ECI have teamed together to compete against LGII for the acquisition of funeral homes and cemeteries. LGII recently outbid SCI and ECI to acquire CMS West, a Pennsylvania-based operator of seven funeral homes and 28 cemeteries.

              i. In situations in which SCI and ECI appeared to have both been interested in bidding to acquire funeral homes or cemeteries, one but not the other has actually submitted proposals.

              j. On September 21, 1996, it was reported in the NEW YORK TIMES that SCI was upset at TLGI/LGII in the aftermath of being outbid by LGII for Rose Hills, one of the largest cemeteries and mortuaries in the country, for "overpaying for funeral home operations and cemeteries". L. William Herligbrodt, SCI's President stated: "this [activity] was one of the things that spurred us forward--what other kinds of transactions this company [LGII] might do." ECI's chief executive officer told BUSINESS WEEK that "[i]f Loewen's out of the picture, we can bring a little more rationale to the acquisition table for all of us."

         14. The actions of New SCI, and SCI on its own and in combination with its co-conspirator ECI, are designed to eliminate TLGI/LGII as a competitive factor in numerous markets across the United States.

         15. Defendant ECI, as a co-conspirator of SCI as alleged below, is subject to personal jurisdiction in this district.

                                THE PROPOSED TAKEOVER

         16. On October 1, 1996, SCI announced its intention to launch a stock-for-stock exchange offer, pursuant to which SCI intends to offer to acquire all of the voting securities of TLGI. Under the plan, New SCI would issue the stock to be exchanged for the TLGI shares. By this lawsuit, plaintiffs seek to enjoin that proposed acquisition on the


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grounds that SCI's proposed acquisition of TLGI may lessen competition or tend to create a monopoly in several lines of commerce in the United States in violation of the anti-merger provisions of Section 7 of the Clayton Act, 15 U.S.C. Section 18. Further, by this lawsuit, plaintiffs seek to enjoin SCI and its co-conspirator, ECI, from conspiring to eliminate TLGI/LGII as a competitor in various markets across the United States in violation of Section 1 of the Sherman Act.

         17. In the wake of SCI's announcement of its proposed acquisition, a state antitrust enforcement agency, the Attorney General's Office for the State of Florida, has issued civil document subpoenas to investigate the antitrust issues raised by SCI's proposed acquisition. In addition, antitrust enforcement agencies in California, Hawaii, New York Tennessee and Texas have asked LGII for information as they investigate the antitrust issues raised by the proposed acquisition and, upon information and belief, the FTC is investigating the proposed transaction as well.

                                   RELEVANT MARKETS

         18. "Funeral services" are a group of services provided at the death of an individual, including the provision of a ceremony commemorating the life of the deceased, at which ceremony the body of the deceased is usually present; this group of services may include, but is not limited to: the removal of the body from the place of death; its embalming or other preparation; making available a place for visitation and viewing and for the conduct of a funeral service; and the arrangement for and conveyance of the body to a cemetery or crematory for final disposition. Funeral service providers are regulated by federal and state agencies. There are no substitutes to the consumer for the group of services that are known as funeral services.


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         19. There are numerous lines of commerce within which SCI, ECI and plaintiffs compete and/or potentially compete, for purposes of the antitrust claims in this action:

              a. One of the relevant lines of commerce within which to analyze the effects of SCI's proposed acquisition of TLGI is the provision of funeral services on an "at-need" basis. "At-need" funeral services, as more fully described below, are those that are purchased just before or just after the death of the person to be interred or cremated.

              b. A second relevant line of commerce within which to analyze the effects of SCI's proposed acquisition of TLGI is the provision of "pre-need" funeral services. "Pre-need" funeral services, as more fully described below, are those that are purchased significantly in advance of the time that they are required to be provided.

              c. A third relevant line of commerce within which to analyze the effects of SCI's proposed acquisition of TLGI is the operation of cemeteries, or places for the permanent interment of an individual's body after the completion of funeral services.

              d. A fourth relevant line of commerce within which to analyze the effects of SCI's proposed acquisition of TLGI is the market for the purchase of funeral homes, cemeteries and crematoria (i.e., "death care providers").

         20. The above-described product lines are sold or purchased in local geographic markets, consisting of all or parts of various cities, towns, counties and metropolitan areas, as well as smaller political subunits and local areas, across the United States, as more particularly described below. These local markets are the relevant geographic markets for purposes of this lawsuit.


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         21.  The violations of law alleged herein occurred in, and have direct, substantial and foreseeable effects on, interstate commerce. Among other things, purchasers of funeral and cemetery services are solicited and procured from across state lines; bodies are shipped in interstate commerce; goods and services used in funeral and cemetery services are procured and shipped across state lines; acquisitions of funeral homes and cemeteries are made from across state lines; telephones, mail and other instrumentalities of interstate commerce are used in the conduct of the death care business; and financing for funeral services and for the acquisition of funeral homes and cemeteries is provided from across state lines.

                             DESCRIPTION OF THE INDUSTRY

    A.  THE NATURE OF FUNERAL AND CEMETERY SERVICES.

         22. Funerals are among the most costly purchases made by Americans. In 1995, Americans spent over $7 billion on funeral service purchases. The average adult funeral today costs approximately $4,000, excluding cemetery charges.

         23. Funeral homes traditionally have been owned and operated as sole proprietorships or family businesses, or otherwise by small groups of individuals, who may own one or a few funeral homes or cemeteries in a single community. Funeral homes and cemeteries typically market and provide their services to individuals who reside in a local area proximate to the property.

    B.   THE PRODUCT MARKET FOR THE SALE OF "AT-NEED" FUNERAL SERVICES.


         24. Funeral services are purchased either just before or just after a person's death ("at-need"), or well in advance of a person's death ("pre-need").


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         25.  Funeral services are typically purchased on an "at-need" basis by family members or relatives of the deceased. Purchasers of "at-need" services ordinarily must find a provider on relatively short notice, at a time of personal sorrow and stress, and when there is often a need to remove the body from the place of death and prepare it for burial.

         26. The consumer of "at-need" funeral services initiates the sales transaction when the need arises, rather than in response to direct solicitations by funeral service providers. In many states, solicitation of sales of "at-need" services is prohibited by law.

         27. The "at-need" purchaser provides immediate revenue to the provider by paying in cash, either from insurance proceeds, available funds or funds advanced on credit.

    C.   THE PRODUCT MARKET FOR THE SALE OF "PRE-NEED" FUNERAL SERVICES.

         28. Consumers are becoming more aware of the benefits of planning for funeral services in advance. By making purchases on a "pre-need" basis, consumers are able to achieve the peace of mind of knowing that their funeral has been provided for; they are also able to eliminate the emotional strain of requiring their loved ones to make death care plans at the time of need.

         29. Funeral services are typically purchased on a "pre-need" basis by the person whose death later will be involved. "Pre-need" purchases do not involve the same time pressures as "at-need" purchases because the services do not actually have to be delivered until some unknown future date. By purchasing funeral services on a "pre-need" basis, a consumer is able to select the desired service and merchandise in advance at prices taht are established at the time of selection and do not increase.


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         30.  The "pre-need" purchase is often made in response to sales solicitation by providers, rather than at the initiation of the purchaser. Essentially, firms sell "pre-need" services as a way of financing the purchase of funeral services. The purchase is funded by the creation of a trust account or the purchase of an insurance policy or annuity. The "pre-need" marketer does not receive the funds from either the trust or the insurance policies until the death of the consumer.

         31. The primary marketers of "pre-need" services today are the large funeral home consolidators such as SCI and LGII. Concentration is higher in markets for the sale of "pre-need" funeral services than for "at-need" services because independent funeral home operators that are competing in the markets for "at-need" funeral services usually do not compete in "pre-need" markets. There are costs, such as the cost of assembling and then paying a dedicated commissioned sales force, that limit the ability of independent funeral home operators to market funeral services on a "pre-need" basis.

         32. SCI has reported that, at the end of 1995, the combined face value of all prearranged funeral commitments represented over $2.3 billion in future revenues to the company. During 1995, as a result of its "pre-need" sales efforts, SCI generated sales commitments for more than $371 million worth of merchandise and services which SCI will supply in coming years.

         33. LGII generated sales commitments for more than $100 million worth of merchanduse and services which LGII will supply in coming years. LGII has expanded its "pre-need" sales efforts as it has increased its presence in large urban areas.

         34. LGII and SCI currently compete in the sale of "pre-need" funeral services in numerous concentrated local geographic markets. Competition between SCI and LGII in


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the Los Angeles area, in particular, is intense and is likely to increase (in the absence of the proposed SCI transaction) now that LGII has announced its proposed investment in Rose Hills, which may be the largest single combination funeral home and cemetery operation in the country. This acquisition increases LGII's market potential in the Los Angeles area as LGII expands its "pre-need" marketing there.

         35. Marketing of "pre-need" services is particularly heavy in Los Angeles County, California; Houston, Texas; and Southeastern Florida, all areas of significant overlap between SCI and LGII operations.

         36. "Pre-need" sales of funerals have increased substantially over the past several years. The sale of "pre-need" funerals is expected to increase still more in the future, and indeed is expected to be the focus of future growth in the funeral services industry.

    D.   GEOGRAPHIC MARKETS FOR DEATH CARE SERVICES AND PROVIDERS.


         37. Competition for the sale of funeral and cemetery services and for the purchase of death care providers, typically occurs in local markets across the United States, generally consisting of towns or small-to-medium sized cities, metropolitan areas or counties, as well as in sections of larger cities or counties, or even groups of smaller cities or communities. These local geographic markets reflect the reality that purchasers do not usually seek to purchase funeral and cemetery services from sellers that are located far from the residence or home community of the deceased.

         38. There are several reasons for the local nature of competition in these lines of commerce. Relationships with funeral directors and funeral homes are often long-standing ones. Consumers routinely purchase funeral services from a funeral home that


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previously had provided those services to a family member or friend, typically in the same community. Further, in the case of "at-need" services, family members often must find a provider while under personal stress and on very short notice. Generally, there is a desire to have funeral services conducted at a location that is convenient to the family and friends of the deceased.
Consumers also seek cemetery lots at locations that are typically near the place of residence of the deceased.

         39. The fact that large consolidators such as SCI and LGII market their services under the names of the local companies that they have acquired, rather than under their own names, confirms the local nature of the geographic markets that are involved.

         40. Competition in the purchase of funeral homes and cemeteries also takes place in local markets. The identity of potential interested purchasers will vary from location to location. Local market factors significantly affect purchase prices. Those factors include real estate prices in the area, sales prices of other local market businesses in the area, economic conditions in the area and sales prices of other funeral homes or cemeteries in the area. The fact that each funeral home or cemetery is a unique property also makes competition for the purchase of such properties inherently local.

    E.   BARRIERS TO ENTRY.

         41. There are significant barriers to entry into the funeral services and cemetery businesses. It takes many years for a funeral home to establish the reputation within a community that is necessary to compete effectively in the local area within which the funeral home conducts business. As SCI explained in its 1995 annual report, the funeral services industry has "high entry costs" and requires "a lengthy period of time . . . to build a local clientele." ECI has stated in its 1995 Form 10-K that "[t]he death care industry is


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characterized by significant barriers to the establishment of a new funeral home or cemetery."

         42. There are large capital costs associated with the building of new funeral homes and the establishment of cemeteries. Entry on a small scale is particularly difficult because small competitors are unable to realize the substantial efficiencies and economies of scale available to large consolidators such as SCI and TLGI/LGII. Further, local regulations and zoning requirements make it difficult to build new funeral homes or cemeteries or crematoria in local communities, and thus inhibit timely entry into local markets. A vast majority of jurisdictions require the licensing and supervision of individuals who provide funeral-related services.

    F. SCI AND TLGI/LGII ARE THE MAJOR COMPETITORS IN NUMEROUS LOCAL MARKETS FOR THE AFFECTED LINES OF COMMERCE.


         43. In most local areas, funeral services providers and cemetery operators face competition from only a few competitors. Many local markets across the country are highly concentrated.

         44. SCI and TLGI/LGII are major competitors in the provision of "at-need" funeral services in numerous markets throughout the United States. Those local geographic markets include, but are not limited to: Brooklyn, New York; Pinellas County, Florida, and Clearwater, Florida and surrounding area; the areas surrounding Cocoa, Titusville and Merritt Island, Florida; eastern Dade County, Florida; northeast Broward County and Ft. Lauderdale, Florida; southeast Palm Beach County, Florida; the areas surrounding Naples and Marco Island, Florida; Tallahassee, Florida; Escambia County, Florida; Fulton County, Georgia; Chatham County, Georgia; Glynn and Camden Counties, Georgia; Augusta, Georgia; Bartow County, Georgia; Portland, Oregon metropolitan area; Salem, Oregon; the


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areas surrounding San Bernardino, Colton and Ontario, California; southwestern
San Diego County and the Chula Vista/Imperial Beach/ San Diego areas and Lemon Grove/El Cajone, California areas; Los Angeles County, California; Covina, California; Dimond, California; southeastern Cameron County, Texas; western Cameron County, Texas; Houston, Texas and the southwestern, southeastern and northwestern sections of the Houston, Texas metropolitan areas; the Raleigh, North Carolina metropolitan area; the Charlotte, North Carolina metropolitan area; Granite Falls, North Carolina; Greensboro, North Carolina; Kernersville, North Carolina; Anchorage Borough, Alaska; Oahu, Hawaii; Chicago, Illinois; the Knoxville, Tennessee metropolitan area; and Lynchburg, Virginia.

         45. SCI and TLGI/LGII are the major competitors in "pre-need" funeral services in numerous markets throughout the United States. Those local geographic markets include those set forth in the preceding Paragraph.

         46. SCI and TLGI/LGII are the major competitors in the provision of cemetery services in numerous markets throughout the United States. Those local geographic markets include: Denver, Colorado; Pueblo, Colorado; Portland, Oregon; North King County, Washington; Orange County, California; Paducah, Kentucky and Ashland, Kentucky.

         47. An acquisition of TLGI/LGII by SCI would significantly increase the already high concentration in these and numerous other local markets in the sale of funeral and cemetery services. Any such increase in local market concentration would enhance the likelihood that competition would diminish.


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    G.  THE GROWTH OF CONSOLIDATORS.

         48. The funeral services and cemeteries businesses are undergoing rapid and dramatic consolidation. A small number of large, multinational firms, known as "consolidators," are competing for the purchase of independent and small chains of funeral homes and cemeteries. The two largest consolidators today are SCI and TLGI/LGII.

         49. There are efficiencies that can be achieved when a consolidator owns more than one funeral home in a local area. Certain elements are necessary for a funeral home operation, including hearses and limousines; preparation facilities and administration; and purchasing and personnel. By organizing funeral homes in an area into a "cluster," the consolidator is able to lower the overall costs of each of the funeral homes in the cluster.

         50. Cluster operations allow a funeral home operator to reduce staff and resources that, when operated by independent operators, are underutilized. For example, a chain funeral home operator with multiple facilities in a particular area may consolidate all embalming operations into a single facility for the entire area, eliminating those that had existed in individual homes. Similarly, a chain operator may be able to use a smaller number of hearses, dispatched throughout a region, to serve the function previously filled by one or more individual vehicles at each home. There are also purchasing efficiencies that can be achieved, for example, for caskets and vehicle fleets, and substantial savings that can be realized from the consolidation of administratiave and support functions.

         51. There are only a limited number of firms that engage in large-scale consolidation in the funeral home industry. SCI and LGII are the two largest consolidators, actively competing with one another for properties as they become available.


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         52. On information and belief, SCI, in 1995, acquired 1,263 funeral homes, 99 cemeteries, and 30 crematoria throughout the world including approximately 234 funeral homes and cemeteries in the United States. As SCI has publicly stated, SCI is engaged in "an aggressive expansion program." On information and belief, SCI has acquired over 400 funeral homes and cemeteries since 1992.

         53. TLGI/LGII, in 1995, acquired 177 funeral homes, 64 cemeteries in North America. TLGI/LGII has acquired about 600 funeral homes and over 200 cemeteries in North America since the early 1990s.

         54. TLGI/LGII has focused in particular upon consolidation opportunities in the United States. TLGI/LGII is one of the industry's more efficient firms, focusing not only on acquisitions, but on controlling its operating expenses. Thus, TLGI/LGII plays a vital role as a low-cost domestic operator of funeral homes and cemeteries.

         55. The third largest consolidator in the United States is Stewart Corporation International ("Stewart"), which, on information and belief, has only approximately 275 properties in the United States, and is thus far smaller than either SCI or LGII. Stewart is less than one-sixth the size of SCI, and less than one-fifth the size of LGII in terms of numbers of facilities.

         56. ECI, a defendant in this action, is the fourth largest consolidator with approximately 150 properties in the United States. As alleged herein, ECI is 40% owned by SCI, and acts in concert with SCI in the funeral homes and cemeteries business.

         57. Carriage Funeral Services is the fifth largest consolidator, with approximately 50 funeral homes in the United States. SCI, at a minimum, has debt investments in Carriage.


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         58.  In 1995, SCI acquired Gibraltar Mausoleum Corporation, which was one of the major consolidators in the country.

         59. If SCI were to acquire TLGI, SCI would own or have investments in all but one of the companies that currently are competing as consolidators in numerous local markets throughout the United States. The remaining consolidator, Stewart, would be approximately one-eighth the size of the combined SCI/TLGI operator. SCI would also inherit an approximately 23% investment in Prime, and an option to purchase the rest of Prime, another consolidator in which LGII currently has an investment.

         60. SCI and TLGI/LGII have competed and are now competing aggressively against each other for the acquisition of funeral homes and cemeteries throughout the United States. LGII has outbid SCI for the acquisition of funeral homes on a number of occasions.

         61. Competition between SCI and LGII in the purchase of funeral homes and cemeteries is graphically illustrated by the two firms' attempts to purchase Rose Hills Memorial Park and Rose Hills Mortuary in Whittier, California. SCI opened the bidding for the properties with an indication of interest in the $180-210 million range. LGII entered the competition with an indication of interest below that of SCI's. When Rose Hills engaged investment bankers to assist in the sale, SCI made a firm bid of $220 million and indicated that it could increase. LGII bid a range of $220-250 million. LGII ultimately prevailed, purchasing the properties for $240 million through its investment in its acquisition corporation, Tudor Acquisition Corporation. No other firms competed against SCI and TLGI for the Rose Hills properties once the indications of interest exceeded $200 million. Rose Hills' prior owners plainly benefited from the competition between SCI and LGII to acquire those properties.


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         62. The intense competition between the two firms is no secret to the industry or outside observers: "industry analysts said the [proposed] acquisition [by SCI of TLGI] could have a secondary favorable impact for Service Corp. [I.E., SCI] by absorbing another thirsty acquirer." (WALL ST. JOURNAL, September 18, 1996, at A-3.)

         63. Competition between SCI and TLGI/LGII for the acquisition of funeral homes and cemeteries has benefited the independent owners of those homes and cemeteries, because the bidding between SCI and TLGI/LGII has increased the prices that independent owners have received for their properties. TLGI/LGII has been instrumental in setting market prices for the acquisition of funeral homes and cemeteries in local areas. In the absence of the actual and threatened competition that SCI has faced from TLGI/LGII, independent funeral home owners likely would have been forced to accept lower bids for their properties. Other funeral home operators would have determined not to sell their properties.

         64. SCI understands that competition for TLGI/LGII has benefited independent funeral home operators. As noted above, SCI criticized TLGI/LGII for "overpaying for funeral home operations and cemeteries," and was "spurred...forward [by] what other kinds of transactions this company [TLGI/LHII] might do." As also noted above, ECI observed that TLGI/LGII's being "out of the picture" would bring "more rationale to the acquisition table for all of us."

         65. In the wake of SCI's proposed acquisition of TLGI, LGII has received numerous requests from independent funeral home operators who are seeking bids from LGII to acquire their properties, prior to any SCI acquisition of TLGI. Those owners plainly fear that any acquisition of TLGI by SCI would depress the value of their funeral homes.

         66. SCI's proposed acquisition of TLGI/LGII will eliminate TLGI/LGII as a direct competitor in the market for the acquisition of funeral homes and cemeteries. If SCI is permitted to restrain the competitiveness of TLGI/LGII by acquiring TLGI, consumers of funeral and cemetery services will suffer. When no longer faced with the threat that the only other major competing purchaser might acquire an attractive property, SCI is likely to be less aggressive in pursuing the acquisition of those properties that it wants for itself, and will not be pursuing at all the acquisition of those properties that LGII alone might have targeted for purchase. At a minimum, the rate of consolidation is very likely to decrease. The spread of efficient and low-cost operations will be impeded, and consumers will be denied the benefits that flow from modernization and clustering. In many local markets, SCI will no longer have to concern itself with the presence of a competitor capable of achieving the same efficiencies by acquiring and consolidating death care providers. In the absence of such a competitor, consumers of funeral and cemetery services are not as likely to benefit from efficiency-driven price competition as soon as or to the extent that they would benefit if TLGI/LGII were not eliminated as an alternative purchaser of funeral homes and cemeteries. Owners of funeral homes and cemeteries will also be injured by the withdrawal of TLGI/LGII as an independent competitor in the purchase of their businesses in that they will not receive as much consideration for their businesses as they would have received if SCI had not acquired TLGI.

         67. If SCI is permitted to acquire TLGI, SCI will eliminate a potential competitor in those local markets where SCI is enjoined by FTC consent order from acquiring funeral homes and cemeteries. Thus, by acquiring TLGI, SCI would be able to protect its market power in those markets where the FTC has determined that SCI is enjoined from further acquisitions.

         68. If SCI is permitted to acquire TLGI, SCI will cause TLGI/LGII to restrain their own competitiveness, and thereby reduce competition in all of the relevant markets described above.

                      COUNT ONE -- SECTION 7 OF THE CLAYTON ACT

                                  VIOLATION ALLEGED

         69. TLGI/LGII repeat and reallege each of the foregoing allegations, as if fully rewritten herein.

         70. The effect of the acquisition of TLGI by SCI may be substantially to lessen competition or tend to create a monopoly, in violation of Section 7 of the Clayton Act, in each of the following lines of commerce:

              a. the sale of "at-need" funeral services in at least the local geographic markets specified in paragraph 44, above;

              b. the sale of "pre-need" funeral services in at least the local geographic markets specified in paragraph 45, above;

              c. the sale of cemetery services in at least the local geographic markets specified in paragraph 46, above;

              d. the purchase of funeral homes and cemeteries in, at a minimum, each of the local geographic markets specified above, and additionally, in local geographic markets into which LGII would have expanded in competition against SCI.

                      COUNT TWO -- SECTION 1 OF THE SHERMAN ACT

         71. TLGI/LGII repeat and reallege each of the foregoing allegations, as if fully rewritten herein.

         72.  SCI and ECI have conspired to restrain trade in violation of
Section 1 of the Sherman Act, by assisting SCI in its efforts to acquire TLGI and thus endeavoring to eliminate TLGI/LGII as a competitive factor in at least the numerous markets alleged in paragraphs 44-46, above.

                                   PUBLIC INTEREST

         73. The acquisition of TLGI by SCI, if not preliminarily and permanently enjoined, will injure the public interest and result in irreparable harm to that interest as follows:

              a. Competition may be immediately and substantially lessened and a monopoly may tend to be created in violation of Section 7 of the Clayton Act, in the multitude of lines of commerce set forth above;

              b. Concentration in those lines of commerce will be increased and the tendency toward concentration will be accelerated;

              c. Barriers to entry in those lines of commerce will be increased; and

              d. Competition will be adversely affected by the conspiracy between SCI and ECI in violation of Section 1 of the Sherman Act.

         74. In addition, members of the public will be injured in the event immediate injunctive relief is not granted for the reason that the investing public will be required to make decisions with respect to the purchase, sale and tender of TLGI stock in a volatile market without full appreciation of the antitrust implications of the transaction contemplated by the SCI offer.

                                   IRREPARABLE HARM

         75. If TLGI and LGII are not provided with the preliminary injunction requested, TLGI and its shareholders will also be injured and suffer irreparable harm, as follows:

              a. SCI's activities have caused and will continue to cause serious dislocation in the conduct of TLGI's normal business in that, as a result of the uncertainty regarding the future management of TLGI, the conduct of TLGI's business and the management of its investments have been and will be impaired;

              b. TLGI's relationship with its customers and suppliers have been and will continue to be damaged by the uncertainties generated by SCI's activities;

              c. TLGI's working relationship with its employees and the morale of said employees have been and will continue to be impaired by the uncertainties generated by SCI's activities;

              d. TLGI has already been and will continue to be subjected to litigation arising by reason of SCI's tender offer, and may be subjected to potential treble damage liability because of the illegality of the proposed acquisition;

              e. The assets and operations of TLGI and SCI will become commingled, and its personnel will be dispersed or discharged, thus making it impossible to restore TLGI fully to its present independent status if the proposed acquisition is eventually held to be illegal; and

              f. SCI will acquire a "listening line" to TLGI's trade secrets, business strategies and confidential business operations, thereby affording SCI an unfair and significant competitive advantage over TLGI even if SCI is able to divest TLGI if the proposed merger is later held to be illegal.

         76.  TLGI and LGII have no adequate remedy at law.

                                        PRAYER

         WHEREFORE, plaintiffs pray:

         1. That defendants SCI's and New SCI's above-described acquisitions and proposed acquisitions of TLGI stock be adjudged violations of Section 7 of the Clayton Act and Section 1 of the Sherman Act.

         2. That it be adjudged that SCI and ECI have participated in a conspiracy to restrain trade in violation of Section 1 of the Sherman Act.

         3. That it be determined that TLGI and its stockholders will be irreparably harmed by any further acquisition of TLGI stock by SCI or New SCI prior to adjudication of this action on the merits.

         4. That, pending final adjudication of the merits of this action, defendants, SCI and New SCI, and their directors, officers and employees and their subsidiaries, and all other persons acting in concert with or on behalf of said defendant, be temporarily restrained and preliminarily enjoined, jointly and severally, from directly or indirectly:

              a.   acquiring or attempting to acquire any shares of TLGI stock;

              b. making or attempting to make any tender offer or request or invitation for tenders of any shares of TLGI stock;

              c.   voting in person or by proxy any shares of TLGI stock;

              d. exercising or attempting to exercise, directly or indirectly, any influence upon the management of TLGI; and

              e. taking any other steps in furtherance of their unlawful plan to purchase the stock or acquire control of TLGI.

         5. That SCI and New SCI be required to divest itself of any and all TLGI stock it may own beneficially or of record.

         6. That it be declared and decreed that TLGI is entitled to refuse to transfer on its books any TLGI stock purchased by the defendants or their affiliates or any of them and to refuse to recognize the vote with respect to any security purchased by defendants or their affiliates or any of them.

         7. The TLGI be granted such other and further relief as this Court may deem just and proper.

         8. That TLGI recover from defendant the cost of this suit and reasonable attorney's fees incurred by it.


                                       Respectfully submitted,



                                       ----------------------------------------
                                       George T. Manning
                                       Michael Templeton
                                       Jones Day Reavis & Pogue
                                       599 Lexington Avenue
                                       New York, New York  10022
                                       (212) 326-3939

                                       Attorneys for Plaintiff

OF COUNSEL:

John W. Edwards II
Thomas Demitrack
John M. Majoras
Jones Day Reavis & Pogue
North Point
901 Lakeside Avenue
Cleveland, Ohio  44114
(216) 586-3939

J. Kevin Cogan
Jones Day Reavis & Pogue
1900 Huntington Center
Columbus, Ohio  43215
(614) 469-3939

                                     VERIFICATION

STATE OF NEW YORK       )
                        )
COUNTY OF NEW YORK      )


         Now personally comes the undersigned, on this 10th day of October, 1996 and says that he is President of the Northeast Division of Loewen Group International, Inc., one of the Plaintiffs in the above-entitled and numbered cause; that he has read the above and foregoing Complaint, that he is authorized and qualified in all respects to make this verification and to act on behalf of Plaintiff corporations; and that every statement of fact contained herein is the best of his personal knowledge and belief true and correct, or is based on information provided by others that he believes to be reliable.


                                            -----------------------------------
                                            George Amato


         Sworn to before me and subscribed in my presence this

_____ day of October, 1996.


                                            -----------------------------------
                                            Notary Public